Exhibit A

Dear Colleagues,
there was an important joint press release tonight following market close New York time announcing that

JAZZ PHARMACEUTICALS AND GENTIUM S.p.A. ANNOUNCE AGREEMENT FOR JAZZ PHARMACEUTICALS
TO ACQUIRE GENTIUM FOR $57.00 PER SHARE

Transaction would add a significant growth product in the European Union and Rest of World markets, Defitelio™ (defibrotide), a treatment for severe hepatic veno-occlusive disease in adults and children undergoing hematopoietic stem cell transplantation
Defitelio is highly complementary to Jazz Pharmaceuticals’ experience in and focus on orphan diseases in the area of hematology/oncology
Transaction expected to be accretive to Jazz Pharmaceuticals’ adjusted earnings per share
Investor conference call to be held today, December 19, 2013 at 5:00 PM EST (10:00 PM GMT)

A meeting is planned with all of you tomorrow at 9.00 am in the conference room on the second floor to provide with additional update and to answer questions that you might have. Your participation would be greatly appreciated.

Salvatore Calabrese, on behalf of Dr. Khalid Islam

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Additional Information and Where to Find It

The tender offer for the outstanding shares of Gentium S.p.A. (including those shares represented by American Depositary Shares) referenced in this communication has not yet commenced.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Gentium, nor is it a substitute for the tender offer materials that Jazz Pharmaceuticals plc and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer.  At the time the tender offer is commenced, Jazz Pharmaceuticals and its acquisition subsidiary will file tender offer materials on Schedule TO, and Gentium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information.  Holders of shares of Gentium are urged to read these documents when they become available because they will contain important information that holders of Gentium securities should consider before making any decision regarding tendering their securities.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Gentium at no expense to them.  The tender offer materials and the

Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.  Additional copies may be obtained for free by (i) directing a written request to Jazz Pharmaceuticals plc, c/o Jazz Pharmaceuticals, Inc., 3180 Porter Drive, Palo Alto, California 94304, U.S.A., Attention: Investor Relations, (ii) calling +353 1 634 7892 (Ireland) or + 650 496 2800 (U.S.) or (iii) sending an email to investorinfo@jazzpharma.com.  Investors and security holders may also obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals' website at www.jazzpharmaceuticals.com under the heading "Investors" and then under the heading "SEC Filings."

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Jazz Pharmaceuticals and Gentium file annual, quarterly and special reports and other information with the SEC.  You may read and copy any reports or other information filed by Jazz Pharmaceuticals or Gentium at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  Jazz Pharmaceuticals’ and Gentium’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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